Boucherville, August 14, 2008

Mr. Gary Newberry

United States Securities and Exchange Commission                        VIA EDGAR

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

RE: Strateco Resources Inc.

Form 10-KSB for the year ended December 31, 2007

Filed March 31, 2008

Form 10-Q for Fiscal Quarter Ended March 31, 2008

File No. 0-49942

Request for additional delay regarding First letter of comments dated July 31, 2008

Sir,

As it was discussed previously by telephone with Mrs. Hébert, the present letter has for purpose to request an additional delay of 10 business days in order to answer the letter of comments dated July 31, 2008.  Several comments require the contribution of persons in Canada and in the U.S. in order to answer correctly and some of them are in vacation presently.

The Company will use its best efforts to try to answer all comments and to amend whenever necessary Form 10-KSB for the year ended December 31, 2007 and Form 10-Q for Fiscal Quarter ended March 31, 2008 within this additional delay.

Best regards,

____________________

Jean-Pierre Lachance,

Executive Vice-President

Strateco Resources Inc.

Strateco Resources Inc.

1225 Gay-Lussac Street, Boucherville (Québec) J4B 7K1

Tel: (450) 641-0775 * Fax: (450) 641-1601